BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006




Damian P. Reitemeyer      Mailing Address:
Vice President            P.O. Box 318
Telephone:  212-250-4599  Church Street Station
                          New York, NY  10008

                          February 14, 1996









Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     USX-Delhi Group


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-
Mail confirmation.

                        Sincerely,

                         Damian P. Reitemeyer
Enclosures
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                       SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                      (Amendment No.  )*

                      USX-Delhi Group
            __________________________________
                       NAME OF ISSUER:
              Common Stock, $1.00 par value
          ______________________________________

           TITLE OF CLASS OF SECURITIES
                        90336X10

_______________________________________
                       CUSIP NUMBER
Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))



CUSIP No.  90336X10                     Page 1 of 7 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Bankers Trust New York Corporation, its wholly owned subsidiary, Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor),and its indirect wholly-owned subsidiary BT
Australia Limited. 13-6180473.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  []

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation and Bankers Trust
Company are New York corporations. BT Australia Limited is an Australian company.

NUMBER OF     5. SOLE VOTING POWER
SHARES
              Bankers Trust Company      47,600shares
           BT Australia Limited         510,800shares
               TOTAL SHARES             558,400
BENEFICIALLY   6. SHARED VOTING POWER

OWNED BY
          Bankers Trust Company             0 shares
          BT Australia Limited              0 shares
               TOTAL SHARES                 0
CUSIP No.  90336X10                     Page 2 of 7 Pages

 EACH         7. SOLE DISPOSITIVE POWER

REPORTING
               Bankers Trust Company     61,800 shares
               BT Australia Limited     510,800 shares
                    TOTAL SHARES        572,600


PERSON        8. SHARED DISPOSITIVE POWER

WITH
               Bankers Trust Company              0 shares
               BT Australia Limited               0 shares
                    TOTAL SHARES                  0



9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

Bankers Trust Company                        61,800 shares
BT Australia Limited                        510,800 shares
       TOTAL SHARES                         572,600


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES *

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Bankers Trust Company                  .7%
          BT Australia Limited                  5.4%
               TOTAL                            6.1%




12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Australia Limited - CO
     CUSIP No.  90336X10              Page 3 of 7 Pages



Item 1(a)      NAME OF ISSUER:

                       USX-Delhi Group

Item 1(b)      ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE
OFFICES:

                      600 Grant Street
                 Pittsburgh, PA 15219-4776
Item 2(a)      NAME OF PERSON FILING:
Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company(as Trustee for various trusts and employee benefit plans, and investment advisor), and its wholly-owned subsidiary BT Australia
Limited.

Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:
Bankers Trust New York Corporation, and Bankers Trust
Company are located at 280 Park Avenue New York, New York
10017. BT Australia Limited is located at Level 40,
Australia Square, Sydney NWS 2000 Australia.

Item 2(c)      CITIZENSHIP:
          Bankers Trust New York Corporation and Bankers

          Trust Company (as Trustee for various trusts and

          employee benefit plans, and investment

          advisor)are incorporated in the State of New

          York with its principal business office located

          in New York. BT Australia Limited is an

          Australian company doing business in Australia.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

          Common stock ($1.00 par value) of USX-Delhi

Group. Item 2(e)    CUSIP NUMBER:

          90336X10









CUSIP No. 90336X10                      Page 4 of 7

Pages Item 3      THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

    (g)  [X] Parent Holding Company, in accordance with
                Section 240.13d-1(b)(ii)(G)


          For Bankers Trust Company

     (b) [X] Bank as defined in section 3(a)(6) of the Act.

BT Australia Limited is a corporation permitted to report

on Schedule 13G in accordance with Securities and Exchange

Commission no-action letter to Bankers Trust New York

Corporation dated May 15, 1990 (available May 15, 1990).

Item 4         OWNERSHIP:

     (a)  Amount Beneficially Owned:

     As of December 31, 1995:

Bankers Trust Company                       61,800 shares
BT Australia Limited                       510,800 shares
               TOTAL SHARES                572,600

     (b)  PERCENT OF CLASS:
          Bankers Trust Company             .7%
          BT Australia Limited             5.4%
               TOTAL                       6.1%
     (c)  Number of shares as to which the Bank
          has: (i)  sole power to vote or to direct
          the
                vote -
Bankers Trust Company                    47,600 shares
BT Australia Limited                    510,800 shares
               TOTAL SHARES             558,400 shares




CUSIP No.90336X10                  Page 5 of 7 Pages
          (ii)  shared power to vote or to direct the
                 vote -
Bankers Trust Compan                         0 shares
BT Australia Limited                         0 shares
               TOTAL SHARES                  0


          (iii)  sole power to dispose or to direct the
                  disposition of -

Bankers Trust Company                      61,800 shares
BT Australia Limited                      510,800 shares
               TOTAL SHARES               572,600


          (iv)  shared power to dispose or to direct
                   the disposition of -

Bankers Trust Company                           0 shares
BT Australia Limited                            0 shares
     TOTAL SHARES                               0

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
          []

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

    The Issuers Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING

          COMPANY: See Item 3 above.







CUSIP No.90336X10                       Page 6 of 7 Pages
Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:
                    Not Applicable.
Item 9    NOTICE OF DISSOLUTION OF GROUP:
                    Not Applicable
CUSIP No. 90336X10                      Page 7 of 7 Pages


Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995


     Bankers Trust New York Corp.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary

     Bankers Trust Company, as investment
advisor.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary

     BT Australia Limited

     /s/ Cheryl Williams
     Cheryl Williams


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                     EXHIBIT TO ITEM 7
The chain of ownership from Bankers Trust New York
Corporation to BT Australia Limited  is shown below:


     Bankers Trust New York Corporation

                             |
                           100%
                             |

               Bankers Trust Company
                             |
                            100%
                             |

            Bankers International Corporation

                             |
                            100%
                             |

            B.T. International (Delaware), Inc.

                             |
                            100%
                             |

             BT Foreign Investment Corporation

                             |
                            100%
                             |

              BT Investments (Australia) Limited

                             |
                           100%
                             |

              Bankers Trust Australia Limited

                             |
                          100%
                             |

               BT Australia Limited